                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                  -----------

                              THE NORTH FACE, INC.
         -------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.0025 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   659317101
                    --------------------------------------
                                (CUSIP Number)


                Lawrence B. Goldstein, Gardere & Wynne, L.L.P.
        1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-4564
       -----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 12, 1999
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 2 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Edward W. Rose III
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      PF;00

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          325,730
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          335,750
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          1,195,600

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,195,600

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.39%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 3 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Marshall B. Payne
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      PF;00

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          30,480
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          90,530
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          121,010

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      121,010

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.95%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 4 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Leigh J. Abrams
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      PF;00

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          5,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          90,530
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          95,530

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      95,530

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.75%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 5 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      OO

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          206,650
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          1,066,500

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,066,500

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.38%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      CO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 6 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investors, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      WC

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          64,650
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          64,650

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      64,650

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.51%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 7 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Partners, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      WC

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          142,000
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          142,000

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      142,000

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.12%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 8 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc. Pooled Investment Trust
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      WC

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          38,570
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          38,570

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      38,570

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.30%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 9 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Atlas Capital, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      WC

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          99,890
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          99,890

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      99,890

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.78%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                     ---------------------
CUSIP NO. 659317101                                       PAGE 10 OF 18 PAGES
--------------------                                     ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Prime Acquisition Corporation
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      WC

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          90,530
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          90,530

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      90,530

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.71%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      CO

------------------------------------------------------------------------------

  Edward W. Rose III, Marshall B. Payne, Leigh J. Abrams, Cardinal Investment Company, Inc., Cardinal Investors, L.P., Cardinal Partners, L.P., Cardinal Investment Company, Inc. Pooled Investment Trust, Atlas Capital, L.P., and Prime Acquisition Corporation filed a Statement on Schedule 13D relating to the Common Stock of The North Face, Inc. on March 25, 1999 and an amendment to such Statement on April 14, 1999. The undersigned are amending such Statement to reflect a change in their purpose or plan in connection with its The North Face, Inc. shareholdings, to reflect the acquisition of an additional 64,300 shares of Common Stock, and certain other matters.

Item 1.   Security and Issuer.
          -------------------

  This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, $0.0025 par value (the "North Face Common Stock"), of The North Face, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 407 Merrill Avenue, Carbondale, Colorado 81623.

Item 2.   Identity and Background.
          -----------------------

  (a) - (c): The following sets forth the information required by Items (a), (b) and (c):

  This statement is being filed collectively by Edward W. Rose III, Marshall B. Payne, Leigh J. Abrams, Cardinal Investment Company, Inc., a Texas corporation ("CICI"), Cardinal Investors, L.P., a Texas limited partnership ("CILP"), Cardinal Partners, L.P., a Texas limited partnership ("CPLP"), Cardinal Investment Company, Inc. Pooled Investment Trust (the "Trust"), Atlas Capital, L.P., a Texas limited partnership ("Atlas"), and Prime Acquisition Corporation, a Delaware corporation ("Prime Acquistion") (collectively, the "Reporting Persons") pursuant to their agreement to the collective filing of their statement.

  CICI is a company engaged in the investment business. The address of its principal business and office is 500 Crescent Court, Suite 250, Dallas, Texas 75201 (the "Cardinal Address"). Mr. Rose is the sole director of CICI and his principal occupation is acting as the President of CICI. Mr. Rose's business address is the Cardinal Address. Mr. Payne's principal occupation is acting as the Vice President of CICI and his business address is the Cardinal Address. Debbie Crady is the Chief Financial Officer and Corporate Secretary of CICI. Her business address is the Cardinal Address.

  Leigh J. Abrams is the Chief Executive Officer and President of Drew Industries Incorporated ("Drew"), a company that supplies a broad array of components for manufactured homes and recreational vehicles, and LBP, Inc., a holding company. The business address for Mr. Abrams, Drew Industries Incorporated and LBP, Inc. is 200 Mamaroneck Avenue, White Plains, New York 10601 (the "Drew/LBP Address").

  CILP is a Texas limited partnership engaged in the investment business.   The
address of its principal business and office is the Cardinal Address. The General Partner of CILP is CICI.

  CPLP is a Texas limited partnership engaged in the investment business.   The
address of its principal business and office is the Cardinal Address. The General Partner of CPLP is CICI.

  Trust is a trust that, pursuant to the Declaration of Trust, invests funds from the CICI Purchase Pension Plan and the CICI Profit Sharing Plan. The address of its principal business and office is the Cardinal Address. The trustee of the Trust is Edward W. Rose III.

  Atlas is a partnership engaged in the investment business. The address of its principal business and office is the Cardinal Address. The General Partner of Atlas is Atlas Capital Management, L.P., a Texas limited partnership ("ACM"). The General Partner of ACM is RHA, Inc., a Texas corporation wholly-owned by Robert Alpert. Robert Alpert is an employee of CICI.

                              Page 11 of 18 Pages

  Prime Acquisition is a corporation whose principal business was the manufacture of building products until the sale of substantially all of its net assets. Prime Acquisition's present principal business is to use the proceeds from the sale of the assets of Prime Acquisition to acquire other businesses. The address of its principal business and office is 200 Mamaroneck Avenue, White Plains, New York 10601. The sole director of Prime Acquisition is Leigh J. Abrams. The executive officers of Prime Acquisition are Leigh J. Abrams (President and Chief Executive Officer), Fredric M. Zinn (Chief Financial Officer) and Harvey J. Kaplan (Secretary and Treasurer). Prime Acquisition is the wholly-owned subsidiary of LBP, Inc., a holding company ("LBP"). The directors of LBP are Leigh J. Abrams, Edward W. Rose III, James F. Gero and Marshall B. Payne. The executive officers of LBP are Leigh J. Abrams (President and Chief Executive Officer), Fredric M. Zinn (Chief Financial Officer), Harvey
J. Kaplan (Secretary and Treasurer) and Edward W. Rose III (Chairman of the Board). Mr. Gero is the Chairman and Chief Executive Officer of Sierra Technologies, Inc., a manufacturer of defense system technologies. Mr. Gero's business address and the address of Sierra Technologies, Inc. is 247 Cayuga Road, Buffalo, New York 14225. Mr. Zinn is the Chief Financial Officer of Drew
and LBP, Inc.  Mr. Zinn's business address is the Drew/LBP Address.   Mr. Kaplan
is the Secretary and Treasurer of Drew and LBP, Inc. Mr. Kaplan's business address is the Drew/LBP Address.

  (d) and (e):The following sets forth the information required by Items (d) and
(e):

   During the last five years, none of the Reporting Persons, the executive officers or directors of Prime Acquisition or LBP, Inc., Ms. Crady or Mr. Alpert
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

  (f) Mr. Rose, Mr. Payne, Mr. Abrams, Ms. Crady, Mr. Alpert and the executive officers and directors of Prime Acquisition and LBP, Inc. are all citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

      The following table sets forth the aggregate consideration paid for the North Face Common Stock by each of the persons or entities listed below. CICI and/or Edward W. Rose III have sole or shared dispositive or voting power with respect to all of the shares listed below. The table lists the actual owners of the shares. The Managed Account reflects an account over which CICI has sole dispositive power.


Name                                   Number of Shares   Aggregate Consideration
----                                   ----------------   -----------------------
Leigh J. Abrams                                   5,000            $    62,515.00
Atlas Capital, L.P.                              99,890            $ 1,288,047.60
Cardinal Investors, L.P.                         64,650            $   873,879.65
Cardinal Partners, L.P.                         142,000            $ 1,823,180.41
Cardinal Investment Company, Inc.
 Pooled Investment Trust                         38,570            $   500,737.54
Kaiser-Francis Oil Company                      156,870            $ 1,938,321.67
Ruth Kaiser Nelson                               39,090            $   482,825.39
Marshall B. Payne                                30,480            $   400,641.23
Prime Acquisition Corporation                    90,530            $ 1,099,649.07
Managed Account                                 202,790            $ 2,492,240.17
Edward W. Rose III                              325,730            $ 4,190,359.57
                                              ---------            --------------
                                              1,195,600            $15,152,397.30

                              Page 12 of 18 Pages

          The funds used to acquire the North Face Common Stock came from available working capital and/or available cash on hand of each of the persons or entities listed above.

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons have been acquiring North Face Common Stock since January 22, 1999 to hold primarily for investment. The Issuer announced on February 28, 1999 that the Issuer entered into a Transaction Agreement (the "Transaction Agreement") with an affiliate of Leonard Green & Partners, L.P. ("LGP") that provides for a tender offer for all of the Issuer's outstanding stock (other than shares held by James G. Fifield, President and Chief Executive Officer) at $17 cash per share and the acquisition of control of the Issuer by LGP and Mr. Fifield. On March 5, 1999, the Company withdrew its tender offer. In the filing of its Annual Report on Form 10-K on May 7, 1999, the Issuer indicated that the Transaction Agreement remained in full force and effect although LGP had informed the Issuer that it was reevaluating the transactions contemplated by the Transaction Agreement (the "Transactions"). The Issuer repeated that disclosure in its Quarterly Report on Form 10-Q that was filed with the SEC on May 21, 1999. The Reporting Persons have continued to purchase the North Face Common Stock since the announcement of the Transaction Agreement.

          In light of the Issuer's announcement that LGP is reevaluating the Transactions, the Reporting Persons are exploring a number of alternative courses of action including seeking to acquire the Issuer. In addition, the Reporting Persons have engaged in discussions (i) with others regarding their interest in acquiring the Issuer, and (ii) with other shareholders to exchange views regarding ways to enhance shareholder value, and plan to continue to do so.

          The Reporting Persons are continuously reviewing the status of the Transaction Agreement, the Issuer's business affairs and financial condition, as well as all aspects of the Reporting Persons' shareholdings. The Reporting Persons may purchase additional shares or they may sell all or any part of their shareholdings at any time depending on circumstances existing from time to time.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) and (b):    The following table sets forth the information required by Item
5(a) and (b):


                                                               Voting
                                                               ------
Name                        Number of Shares                   Power      Dispositive Power   % Ownership
----                       ------------------                  -----      -----------------   ------------
Edward W. Rose III          335,750/(1)//(2)//(3)/             shared          shared            2.64%
                            325,730                             sole           shared            2.56%
                            534,120/(2)/                         no            shared            4.20%

Marshall B. Payne            30,480                             sole           shared            0.24%
                             90,530/(4)/                       shared          shared            0.71%

Leigh J. Abrams               5,000                             sole           shared            0.04%
                             90,530/(5)/                       shared          shared            0.71%

CICI                        206,650/(6)/                       shared          shared            1.62%
                            859,850/(7)/                         no            shared            6.76%

CILP                         64,650                            shared          shared            0.51%

CPLP                        142,000                            shared          shared            1.12%

                              Page 13 of 18 Pages


                                                               Voting
                                                               ------
Name                        Number of Shares                   Power      Dispositive Power   % Ownership
----                       ------------------                  -----      -----------------   ------------
Trust                           38,570                         shared          shared            0.30%

Atlas                           99,890                          sole           shared            0.78%

Prime Acquisition               90,530                         shared          shared            0.71%

_____________________________
  (1) Includes the shares owned by the Trust.

  (2) Includes shares over which CICI has voting and/or dispositive power (and over which Mr. Rose may be considered to have voting and/or dispositive power by virtue of being the sole director and the President of CICI).

  (3) Includes shares over which Mr. Rose may be considered to have voting and/or dispositive power by virtue of being a director of LBP, Inc., the parent company of Prime Acquisition.

  (4) Includes shares over which Mr. Payne may be considered to have voting and/or dispositive power by virtue of being a director of LBP, Inc., the parent company of Prime Acquisition.

  (5) Includes shares over which Mr. Abrams may be considered to have voting and/or dispositive power by virtue of being a director of LBP, Inc., the parent company of Prime Acquisition.

  (6) Includes 64,650 shares owned by CILP, of which CICI is the general partner, and 142,000 shares owned by CPLP, of which CICI is the general partner.

  (7) Includes the following shares over which CICI has shared dispositive power with the owner of such shares: 5,000 shares owned by Leigh J. Abrams; 99,890 shares owned by Atlas; 156,870 shares owned by Kaiser-Francis Oil Company; 39,090 shares owned by Ruth Kaiser Nelson; 30,480 shares owned by Marshall B. Payne; 325,730 shares owned by Edward W. Rose III; and 202,790 shares owned by a managed account over which CICI has dispositive power that may be considered to be shared with Mr. Rose.

      The total number of shares beneficially owned by the Reporting Persons is 1,195,600. Each of Mr. Rose, Mr. Payne, Mr. Abrams, CILP, CPLP, Trust, Atlas and Prime Acquisition disclaims beneficial ownership of all of the shares of the North Face Common Stock covered by this Statement, other than the shares individually owned by him or it. CICI disclaims beneficial ownership of all of the shares of the North Face Common Stock covered by this Statement, other than the shares owned by CILP, CPLP, Kaiser-Francis Oil Company and Ruth Kaiser Nelson.

      The following is the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition may be shared:

     1. Kaiser-Francis Oil Company, a Delaware corporation ("Kaiser-Francis"), is principally engaged in the oil and gas business. The address of its principal business and its principal office is P.O. Box 21468, Tulsa, Oklahoma 74121. The sole director of Kaiser-Francis is George B. Kaiser. The executive officers of Kaiser-Francis are George B. Kaiser (President), James A. Willis (Executive Vice President) and D. Joseph Graham (Vice President and Chief Financial Officer). The business address for each of such directors and executive officers is P.O. Box 21468, Tulsa, Oklahoma 74121.

     2. Ruth Kaiser Nelson is a private investor and her business address is P.O. Box 21468, Tulsa, Oklahoma 74121.

     To the Reporting Persons' knowledge, none of the above listed persons or entities (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(c)  The following table sets forth the information required by Item 5(c):

                              Page 14 of 18 Pages

                                 Date of          Amount of Securities       Price Per Share
                                 -------          --------------------       ---------------
          Name                 Transaction
          ----                 -----------
Atlas Capital
                                05/26/99                           150                  8.71
                                05/26/99                         1,520                  8.75
                                05/27/99                           270                  8.76
                                05/27/99                         1,140                  8.83
                                05/28/99                           340                  8.97
                                06/01/99                           150                  8.77
                                06/02/99                           230                  8.93
                                06/03/99                           750                  8.70
                                06/04/99                           300                  8.77
Cardinal Partners L.P.
                                05/26/99                            60                  8.71
                                05/26/99                           630                  8.75
                                05/27/99                           110                  8.76
                                05/27/99                           470                  8.83
                                05/28/99                           150                  8.97
                                06/01/99                            60                  8.77
                                06/02/99                           100                  8.93
                                06/03/99                           320                  8.70
                                06/04/99                           130                  8.77
Kaiser-Francis Oil
Company
                                05/26/99                           470                  8.71
                                05/26/99                         4,660                  8.75
                                05/27/99                           820                  8.76
                                05/27/99                         3,500                  8.83
                                05/28/99                         1,060                  8.97
                                06/01/99                           460                  8.77
                                06/02/99                           740                  8.93
                                06/03/99                         2,300                  8.70
                                06/04/99                           920                  8.77
Ruth Kaiser Nelson
                                05/26/99                           120                  8.71
                                05/26/99                         1,170                  8.75

                              Page 15 of 18 Pages

                                 Date of          Amount of Securities       Price Per Share
                                 -------          --------------------       ---------------
          Name                 Transaction
          ----                 -----------
                                05/27/99                           200                  8.76
                                05/27/99                           880                  8.83
                                05/28/99                           270                  8.97
                                06/01/99                           120                  8.77
                                06/02/99                           190                  8.93
                                06/03/99                           580                  8.70
                                06/04/99                           230                  8.77
Managed Account
                                05/26/99                           560                  8.71
                                05/26/99                         5,570                  8.75
                                05/27/99                           970                  8.76
                                05/27/99                         4,180                  8.83
                                05/28/99                         1,260                  8.97
                                06/01/99                           550                  8.77
                                06/02/99                           880                  8.93
                                06/03/99                         2,750                  8.70
                                06/04/99                         1,100                  8.77
Edward W. Rose III
                                05/26/99                           640                  8.71
                                05/26/99                         6,450                  8.75
                                05/27/99                         1,130                  8.76
                                05/27/99                         4,830                  8.83
                                05/28/99                         1,520                  8.97
                                06/01/99                           660                  8.77
                                06/02/99                         1,060                  8.93
                                06/03/99                         3,300                  8.70
                                06/04/99                         1,320                  8.77


Each of the above described transactions were open market purchases, and all per share amounts are net of commissions.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

                              Page 16 of 18 Pages

        Pursuant to the Partnership Agreements of CILP and CPLP, CICI as general partner of CILP and CPLP has the right to acquire, transfer and vote any securities owned by such partnerships including the North Face Common Stock. Pursuant to the Declaration of Trust, Mr. Rose as trustee of the Trust has the right to transfer and vote any securities owned by such Trust including the North Face Common Stock. CICI has agreements with Atlas, Kaiser-Francis Oil Company, Ruth Kaiser Nelson, the Managed Account, Mr. Payne and Mr. Rose, pursuant to which CICI has the authority to buy or sell securities on behalf of each of them without consulting with them. CICI purchased the North Face Common Stock on behalf of each of them pursuant to such authority. Each of Atlas, CILP, CPLP, Mr. Payne and Mr. Rose has agreed to pay CICI (which is owned by Mr.
Rose) 20% of the profits it or he realizes from the purchase and sale of securities over which CICI purchases on their behalf or recommends. Each of Kaiser-Francis Oil Company and Ruth Kaiser Nelson has agreed to pay CICI 15% of the profits it or she realizes from the sale of securities over which CICI purchases on their behalf or recommends. The Managed Account has agreed to pay CICI 10% of the profits it realizes from the sale of securities over which CICI purchases on its behalf. Mr. Abrams, Trust and Prime Acquisition do not pay any fee to CICI or Mr. Rose.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        * Exhibit A - Agreement Regarding Filing of Schedule 13D, as amended
        * Exhibit B - Cardinal Investors, L.P. Limited Partnership Agreement
        * Exhibit C - Cardinal Partners, L.P. Limited Partnership Agreement
        * Exhibit D - Cardinal Investment Company, Inc. Pooled Investment Trust
                      [As Amended and Restated as of January 1, 1989]
___________________
* Previously Filed


Signatures


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 1999

                                                *
                                      -------------------------------------
                                      Edward W. Rose III


                                                *
                                      -------------------------------------
                                      Marshall B. Payne


                                                *
                                      -------------------------------------
                                      Leigh J. Abrams



                                      CARDINAL INVESTMENT COMPANY, INC.


                                      By:       *
                                          ---------------------------------

                              Page 17 of 18 Pages

                              CARDINAL PARTNERS, L.P.


                              By:         *
                                  ------------------------------------



                              CARDINAL INVESTORS, L.P.


                              By:         *
                                  ------------------------------------



                              CARDINAL INVESTMENT COMPANY, INC.
                              POOLED INVESTMENT TRUST [As Amended and
                              Restated as of January 1, 1989]


                              By:         *
                                  ------------------------------------



                              ATLAS CAPITAL, L.P.

                              By:         *
                                  ------------------------------------



                              PRIME ACQUISITION CORPORATION



                              By:         *
                                  ------------------------------------



* By:  /s/ Debbie Crady
       ---------------------------
       Debbie Crady
       Attorney-in-Fact

                              Page 18 of 18 Pages